FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

PUBLIC EXCHANGE OFFER

RELATING TO THE SHARES AND BONDS CONVERTIBLE INTO

NEW SHARES OR EXCHANGEABLE FOR EXISTING SHARES

(OCEANEs) OF THE COMPANY

INITIATED BY

NOKIA CORPORATION

PRESENTED BY

INFORMATION RELATING, IN PARTICULAR, TO THE LEGAL, FINANCIAL AND ACCOUNTING

CHARACTERISTICS OF NOKIA CORPORATION

This document regarding the other information of Nokia Corporation (“Nokia”) has been filed with the Autorité des marches financiers (the “AMF”) on November 17, 2015, in accordance with the provisions of Article 231-28 of the AMF general regulation and Instruction No. 2006-07 of July 25, 2006 relating to the public tender offer. This document was established under the responsibility of Nokia.

This document complements the offer document regarding the public exchange offer initiated by Nokia on the shares and OCEANEs of Alcatel Lucent S.A. (the “Offer”), approved by the AMF on November 12, 2015 under No. 15-573 pursuant to a clearance decision of the same date (the “Offer Document”).

Copies of this document are available on the websites of Nokia (www.nokia.com) and the AMF (www.amf-france.org), and may be obtained free of charge from:

Nokia	Société Générale
Karaportti 3 FI-02610 Espoo Finland	Corporate Finance 75886 Paris Cedex 18 France

A release will be issued in accordance with the provisions of Articles 231-28 and 221-3 of the AMF general regulation in order to inform the public of the conditions in which this document will be made available.

1.	INFORMATION REQUIRED UNDER ARTICLE 231-28 OF THE AMF GENERAL REGULATION

The information relating, in particular, to the legal, financial and accounting characteristics of Nokia is included in the prospectus relating, on the one hand, to the admission to trading on the regulated market of Euronext Paris of all of the Nokia shares, including the Nokia shares to be issued in the context of the Offer and the U.S. Offer (as this term is defined in the Offer Document), and, on the other hand, to the admission to trading on Nasdaq OMX Helsinki Ltd. (the “Nasdaq Helsinki”) of the Nokia shares to be issued in the context of the Offer and the U.S. Offer, which was established in English by Nokia and approved by the Finnish Financial Supervision Authority (the “FIN-FSA”) on October 23, 2015 (hereafter, with all the documents that it incorporates by reference, the “Listing Prospectus”). A certificate of approval by the FIN-FSA, as well as a copy of the approved Listing Prospectus have been notified by the FIN-FSA to the AMF on October 26, 2015, with the translation of the summary of the Listing Prospectus in French, in accordance with the European passporting mechanism provided for in the “prospectus” Directive No. 2003/71/EC of November 4, 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and amending Directive 2001/34/EC. A supplement to the Listing Prospectus has also been approved by the FIN-FSA on November 16, 2015 and notified to the AMF on the same day on the same conditions (the “Supplement”). This Supplement contains certain updates based on announcements and developments that have taken place after the approval of the Listing Prospectus, such as, among others, the announcement by Nokia and Alcatel Lucent S.A. of their respective interim results for the nine months ended September 30, 2015, and the announcement of Nokia’s EUR 7 billion program to optimize its capital structure and acceleration of the EUR 900 million synergy target for the Alcatel Lucent S.A. transaction.

The Listing Prospectus and its Supplement are incorporated by reference into this document.

The Listing Prospectus and its Supplement are available on the website of Nokia (www.nokia.com). Printed copies of this Listing Prospectus and its Supplement are also available free of charge at the registered office of Nokia (Karaportti 3, FI-02610 Espoo, Finland) as well as at the service point of Nasdaq Helsinki (Fabianinkatu 14, FI-00100 Helsinki, Finland).

The translation into French of the summary of the Listing Prospectus, as supplemented, is included as an Annex of this document and is available on the websites of the AMF (www.amf-france.org) and Nokia (www.nokia.com).

All existing Nokia shares will be admitted to trading on Euronext Paris the trading day following the opening of the Offer. The new Nokia shares issued in the context of the Offer and the U.S. Offer and, as the case may be, the Reopened Offer (as this term is defined in the Offer Document), will be admitted to trading on Nasdaq Helsinki and on Euronext Paris the trading day following the date of the settlement-delivery of the Offer and, as the case may be, the Reopened Offer. Following the Offer, all Nokia shares will be listed on Nasdaq Helsinki, on Euronext Paris and, through American Depositary Shares, on the New York Stock Exchange. If the Offer is not successful, Nokia intends to request the delisting of its shares from Euronext Paris.

There have been no new significant developments since the Supplement to the Listing Prospectus was filed.

2.	PERSONS RESPONSIBLE

2.1	NAMES AND FUNCTIONS OF THE PERSONS RESPONSIBLE FOR THE INFORMATION REGARDING NOKIA

Mr. Rajeev Suri, President and Chief Executive Officer of Nokia

Mr. Timo Ihamuotila, Executive Vice President and Group Chief Financial Officer of Nokia

2.2	CERTIFICATION OF THE PERSONS RESPONSIBLE FOR THE INFORMATION REGARDING NOKIA

“We hereby certify that this document, which has been filed with the AMF on November 17, 2015 and which will be made available at the latest on the trading day preceding the day of the opening of the Offer, includes all of the information required by Article 231-28 of the AMF general regulation and by Instruction No. 2006-07 of July 25, 2006 (as amended), in the context of the public exchange offer initiated by Nokia relating to the shares and OCEANEs of Alcatel Lucent S.A. This information, to the best of our knowledge, conforms with reality and does not contain any omission likely to affect its import”.

Nokia Corporation

Rajeev Suri

President and Chief Executive Officer

and

Timo Ihamuotila

Executive Vice President and Group Chief Financial Officer

ANNEX

TRANSLATION IN FRENCH OF THE SUMMARY OF THE PROSPECTUS OF

ADMISSION RELATING TO THE OFFER

[Note: An English version of the summary of the Listing Prospectus is available in the Listing Prospectus approved by the FIN-FSA on October 23, 2015 and its supplement approved by the FIN-FSA on November 16, 2015. Both documents are available at www.nokia.com.]